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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                             DATED FEBRUARY 20, 2003

                        Commission File Number 000-13727

                            PAN AMERICAN SILVER CORP.
                            -------------------------
                               (Registrant's name)


                           SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [ ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 20, 2003
         PAN AMERICAN SILVER CORP.



By:
/s/  Ross Beaty
----------------------------
Ross Beaty
Chairman and C.E.O.


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                        [PAN AMERICAN SILVER CORP. LOGO]

                                  NEWS RELEASE

February 20, 2003

          PAN AMERICAN SILVER CORP. -- 2002 YEAR END OPERATIONS UPDATE

Vancouver, British Columbia...Pan American Silver Corp's (Nasdaq - PAAS; TSX -
PAA) silver production reached a record level in 2002. Pan American now operates four wholly owned primary silver mines that produced a total of 7.8 million ounces of silver in 2002, up 12 percent from that of 2001. Total cash costs for consolidated production were $4.16 per ounce of silver in 2002, compared with $4.36 in 2001. Pan American also produced a record amount of by-product metals in 2002, including 39,081 tonnes of zinc and 20,790 tonnes of lead. Silver production for 2003 is forecast to rise to 10.3 million ounces.

The best producer of Pan American's operations in 2002 was the Huaron mine in Peru, which Pan American opened in mid-2001. Huaron yielded 4.5 million ounces of silver at a total cash cost of $3.66 per ounce, net of by-product credits. By-product credits were depressed because of the record low zinc price during 2002 (35 cents per pound). The mine turned in an outstanding performance in 2002, due in part to a wide zone of mineralization discovered early in the year. At year-end, mill throughput was increased by about 10 percent and silver production for 2003 is forecast to increase to 4.9 million ounces.

The Company's Quiruvilca mine in Peru continues to struggle against low metal prices, especially since the veins being mined become more zinc-rich with depth. Silver production in 2002 was scaled back further to 2.5 million ounces at a total cash cost of $5.15 per ounce of silver, net of by-product credits. The Company continues to review available options to reduce the mine's continuing losses, including closure. To offset the negative impact of continued low zinc prices, the Company has hedged approximately one half of its projected 2003 zinc production from Quiruvilca by selling forward approximately 9,000 tonnes of zinc at an average price of 38 cents per pound. The carrying value of Quiruvilca was written down by $15.13 million in the third quarter, and a reclamation accrual will be taken in the fourth quarter. On a positive note, Pan American's two gold assets adjacent to Quiruvilca are under active exploration by Barrick Gold following Barrick's announcement of a 7.6 million ounce gold discovery at the nearby Alto Chicama property.

In November, Pan American acquired a small but profitable silver operation in central Peru and estimates annual production of about 0.54 million ounces annually at an average total cash cost of about $1.65 per ounce over a 10-year period. In 2002, this operation produced 101,459 ounces of silver at a cash cost of $1.50 per ounce.

In Mexico, the La Colorada mine continued to operate at a small scale, producing 626,035 ounces of silver. A major mine expansion began in July, which will increase production to an average of 3.8 million ounces annually at an estimated total cash cost of $2.65 when it is completed in July 2003. La Colorada is expected to be Pan American's most profitable and


               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com
purest silver mine, with over 90 percent of its value derived from silver sales. Construction to date is on schedule and within its $20 million budget. Remaining costs will be largely funded from a $10 million loan from the International Finance Corporation, a member of the World Bank Group.

Pan American advanced three development projects during 2002. In June, the Company agreed to acquire Corner Bay Silver via a share exchange, and this is scheduled to close on February 20. Corner Bay's main asset is the 100 million ounce Alamo Dorado silver property in Mexico. Alamo Dorado is nearly ready for development as a new open pit silver mine capable of producing about 6 million ounces of silver per year over an 8 year mine life at an estimated total cash cost of $3.25 per ounce.

In Bolivia, Pan American's San Vicente project produced about 1.1 million ounces of silver under a short-term toll-milling agreement with a Bolivian company. Pan American is considering advancing the property towards a feasibility study later in 2003. In Russia, the Dukat mine reportedly began producing in December, but no silver sales have yet been made and operations information is not yet available. Finally, in Argentina, Pan American's 50 percent owned Manantial Espejo project returned excellent high grade silver-gold results in a further 6,000-meter drilling program targeted on the wide veins on the property. Plans for 2003 are to progress the property towards a feasibility study through underground development and additional drilling.

Pan American's Chairman and CEO Ross Beaty, said "Our focus in 2002 was on building our silver production base so we can fully deliver to our shareholders superior leverage to higher silver prices, both in terms of capital assets and immediate revenue. We fully delivered on this objective and we also set the stage for tremendous further growth in the near future. I really look forward to continuing these efforts in 2003, with our outstanding pipeline of primary silver development projects."

Pan American will announce its financial results for the year on March 10 and will discuss them in a conference call to be held on March 11. Details of the conference call will be announced in late February.

                                     - End -

Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, VP Corporate Relations 604-684-1175


CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.